November 20, 2014

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	T-Mobile US, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Form 10-Q for Fiscal Quarter Ended September 30, 2014
Filed October 28, 2014
Response dated October 31, 2014
File Number 001-33409

Dear Mr. Spirgel:

T-Mobile US, Inc. (“T-Mobile” or the “Company”) submits this letter in response to the comment from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 7, 2014 related to T-Mobile’s Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the fiscal quarter ended September 30, 2014. For your convenience, we have repeated the comment in your letter and followed the comment with the Company’s response.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Note 3 - Equipment Installment Plan Receivables, pages 9 and 10

1.	We note your response to comment 1a. Please disclose the imputed interest rate or range of rates for your Prime and Subprime receivables. Refer to ASC 835-30-45-2.

RESPONSE:

In response to the Staff’s comment, T-Mobile confirms it will include additional disclosure in the financial statements in future filings substantially similar to the language set forth below:

The EIP receivables had weighted average effective imputed interest rates of X% and X% as of December 31, 2014 and 2013, respectively.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the response provided herein. Should any member of the Staff have a question regarding our response to the comment set forth above, or need additional information, please do not hesitate to call Michael Morgan, our Chief Accounting Officer, at (425) 378-4435 or me at (425) 383-4859. For any future written correspondence sent by email, please use the following addresses: Braxton.Carter@T-Mobile.com, Michael.Morgan@T-Mobile.com, Dave.Miller@T-Mobile.com and Lyle.Steidinger1@T-Mobile.com.

Sincerely,

/s/ J. Braxton Carter
J. Braxton Carter
Executive Vice President and Chief Financial Officer (Duly Authorized Officer)